BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 12/31/2013

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	28.78%	14.36%	15.40%	5.74%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of December 31, 2013)

Quantity	Description	Ticker	Current	Percent
40.000	BERKSHIRE HATHAWAY, INC.	BRKA	$7,116,000	31.29%
25,000.000	AFLAC, INC.	AFL	1,670,000	7.34%
30,000.000	WELLS FARGO & CO.	WFC	1,362,000	5.99%
16,000.000	QUALCOMM	QCOM	1,188,000	5.22%
20,000.000	FISERV, INC.	FISV	1,181,000	5.19%
14,800.000	WAL-MART STORES, INC.	WMT	1,164,612	5.12%
14,000.000	DIRECTV	DTV	966,840	4.25%
12,000.000	BED BATH & BEYOND	BBBY	963,600	4.24%
5,000.000	INTL. BUSINESS MACHINES INC.	IBM	937,850	4.12%
15,000.000	MEDTRONIC, INC.	MDT	860,850	3.79%
20,000.000	ORACLE CORP.	ORCL	765,200	3.36%
7,000.000	LAB CORP. OF AMERICA	LH	639,590	2.81%
16,000.000	ABBOTT LABORATORIES	ABT	613,280	2.70%
194,840.000			$19,428,822	85.43%
	CASH & MISCELLANEOUS		3,313,325	14.57%
	NET ASSETS		$22,742,147	100.00%